                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 8)*

                                   Foxby Corp.
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                                (Name of Issuer)
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                                  Common Stock
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                         (Title of Class of Securities)

                                    351645106
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                                 (CUSIP Number)

                                 Gregg T. Abella
                   Investment Partners Asset Management, Inc.
                                1 Highland Avenue
                           Metuchen, New Jersey 08840
                                  732-205-0391

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  April 22, 2008

             (Date of Event which Requires Filing of this Statement

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  which is the subject of this  Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e),  240.13d-1(f) or 240.13d-1(g),  check the following box [ ].

Note:  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP No. 351645106
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Investment Partners Asset Management, Inc.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                               (b) [ ]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS  OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]
- - ----- ------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Investment Partners Asset Management, Inc. is organized under the laws of Delaware.
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                      7     SOLE VOTING POWER

                                  68,873
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NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                      0
OWNED BY              -----------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                            68,873
                      ----------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                                  177,629
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            246,502
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES   [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.44%
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14    TYPE OF REPORTING PERSON
            IA
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Item 1. Security and Issuer

     Foxby Corp. is located at 11 Hanover Square, NY, NY 10005.

Item 2. Identity and Background

     (a)  Investment Partners Asset Management,  Inc. is a corporation formed in the State of Delaware.

     (b)  The principal place of business of the reporting  person is 1 Highland
          Avenue, Metuchen, NJ 08840.

     (c)  Investment Advisor

     (d)  None

     (e)  None

     (f)  Delaware

Item 3. Source and Amount of Funds or Other Consideration

     Client assets.

Item 4. Purpose of Transaction

     The purpose of the acquisition is investment. The reporting person may from time to time recommend  actions to the issuer's board of directors or management for the purpose of increasing the market value of the issuer's shares generally.
A proposal  dated April 22, 2008 for inclusion in the issuer's  proxy  statement from a client for whom the reporting person has sole dispositive  power and sole voting power is attached as an exhibit hereto.

Item 5. Interest in Securities of the Issuer

a)   The reporting  person believes that the number of shares of the issuer that are outstanding is 2,610,049 as of March 5, 2008. As of April 28, 2008, the
     reporting  person  may have been  deemed  the  beneficial  owner of 246,502 shares, or approximately 9.44% of the total number of shares outstanding.

b)   The reporting person has sole power to vote and sole dispositive  power for
     68,873  shares,  or  approximately  2.64% of the  total  number  of  shares outstanding,  held by one of its  clients,  the  Remington  Value & Special
     Situation Fund, LLC.

The  reporting  person  has  shared  voting  power  for  no  shares  and  shared dispositive power for 177,629 shares, approximately 6.81% of the total number of shares outstanding.

c)   Clients of the  reporting  person have not purchased nor sold any shares of the issuer within the past 60 days.

d)   Clients of the  Reporting  Person are  entitled to receive  all  dividends, distributions and proceeds of sale.

e)   Not Applicable

Item 6.    Contracts, Arrangements, Understandings, or Relationships with
           Respect to Securities of the Issuer

           None

Item 7.    Material to be Filed as Exhibits

           Letter

                                   SIGNATURES

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this Statement is true,  complete and correct.

Date:  April 28, 2008

                                Investment Partners Asset Management, Inc.

                                         By: /s/ Gregg T. Abella
                                             --------------------------
                                             Name:  Gregg T. Abella
                                             Title: Officer